U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                            PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-05583                               February 23, 2004


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

Franklin Strategic Income Securities Fund (formerly called Franklin Strategic Income Investments Fund)
Franklin Small Cap Value Securities Fund (formerly called Franklin Value Securities Fund)
Franklin Rising Dividends Securities Funds
Franklin Small Cap Fund (formerly called Small Cap Fund)
Franklin Aggressive Growth Securities Fund
Templeton Global Asset Allocation Fund (formerly called Templeton Asset Strategy Fund)
Templeton Foreign Securities Fund (formerly called Templeton International Securities Fund)
Mutual Shares Securities Fund


4. Address of principal executive office: (number, street, city, state, zip code)

                    One Franklin Parkway San Mateo, CA 94403









                         REPORT OF INDEPENDENT AUDITORS

To the Board of Trustees of:

The Franklin Templeton Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the funds in Attachment I (hereafter referred to as the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of August 31, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2003, and with respect to agreement of security purchases and sales, for the periods indicated:

o Inspection of the records of Franklin/Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2003 with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/S/ PRICEWATERHOUSECOOPERS LLP
------------------------------
PricewaterhouseCoopers LLP
San Francisco, California
February 23, 2004










MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2003 and for the periods indicated.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2003 and for the periods indicated with respect to securities reflected in the investment accounts of the Funds.


By:



/S/ JIM GAMBILL
-----------------------------------
Jim Gambill
Principal Executive Officer









                                                                    Attachment I


Fund                                                            Period Covered
------------------------------------------------------------------------------


Franklin Templeton Variable Insurance Products Trust
  FTVIPT - Franklin Strategic Income
  Investments Fund                      March 1, 2003 - August 31, 2003
  FTVIPT - Franklin Value Securities
  Fund                                  March 1, 2003 - August 31, 2003
  FTVIPT - Franklin Rising Dividends
  Fund                                  March 1, 2003 - August 31, 2003
  FTVIPT - Franklin Small Cap Fund March 1, 2003 - August 31, 2003 FTVIPT - Franklin Aggressive Growth
  Fund                                  March 1, 2003 - August 31, 2003
  FTVIPT - Templeton Global Asset
  Allocation Fund                       March 1, 2003 - August 31, 2003
  FTVIPT - Templeton Foreign Securities
  Fund                                  March 1, 2003 - August 31, 2003
  FTVIPT - Mutual Shares Securities
  Fund                                  March 1, 2003 - August 31, 2003

Franklin Investors Securities Trust
  Franklin Total Return Fund            May 1, 2003 - August 31, 2003
  Franklin Floating Rate Daily Access
  Fund                                  May 1, 2003 - August 31, 2003
  Franklin Short Intermediate U.S.
  Gov't. Sec. Fund                      May 1, 2003 - August 31, 2003
  Franklin Convertible Securities Fund  May 1, 2003 - August 31, 2003
  Franklin Equity Income Fund           May 1, 2003 - August 31, 2003

Franklin Multi-Income Trust             February 1, 2003 - August 31, 2003